**Cowan, Mark A.**

**To:**    Cowan, Mark A.
**Subject:** RE: GE

Mike,
Here are our comments.

1.      Prior Performance Information of GE Asset Management (p. 68)

      a.      The disclosure includes performance of a composite of <u>certain</u> private accounts managed by GE Asset Management, the investment advisor to the Emerging Markets Equity Fund.  The registrant should disclose that the performance includes <u>all</u> Accounts managed by GE Asst Management that are substantially similar to the fund.  Otherwise, please supplementally represent to the staff that the exclusion of Accounts would not cause the composite performance to be misleading.

      b.      Footnote 2 notes that the performance returns in the table reflect the deduction of estimated net annual operating expenses of the Emerging Markets Equity Fund Class 1 shares, but do not reflect the imposition of sales charges, if any.  Please also note that the performance returns do not reflect insurance company separate account fees and expenses.

      c.      The above comments also apply to the disclosure regarding the High Yield composite performance returns.

2.      Financial Highlights (p. 72)

      Please include the years ended for the fund's financial performance (they appear to be missing from the table headings).

3.      Real Estate Securities Fund

      We note the turnover rate for the Real Estate Securities Fund was 106% for 2007.  Please add disclosure that the portfolio may engage in active and frequent trading of portfolio securities which may increase costs and may adversely affect performance. Instruction 7 to Item 4(b) of Form N-1A

4.      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark

Mark Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
(202) 551-6765